New Sabre CEO and Spin-off Announcement

forward looking statement

- Statements in this presentation which are not purely historical facts,including statements regarding anticipations, beliefs, expectations,hopes, intentions or strategies for the future may be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements in this release are based on information available to Sabre on the date of this presentation.
- Any forward-looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward-looking statements, including the risk that the spin-off transaction and cash dividend described will not be completed; risks of changes in relationships with AMR and American Airlines and their affiliates; competition and technological innovation by competitors; the Company's technology; seasonality of the travel industry and booking revenues; sensitivity to general economic conditions and events that affect airline travel; risks associated with the Company's international operations; and legal and regulatory issues. Further information regarding the factors that could affect Sabre's financial and other results is included in the Company's annual reports, quarterly reports and other filings with the Securities and Exchange Commission. Sabre undertakes no obligation to publicly update or

Sabre's New CEO

strong leadership

- William J. Hannigan
- 20–Year Technology Services Veteran
- Most Recently President of SBC Global Markets
- Responsible for SBC's largest multi–national clients
- Extensive customer service experience

background

capital structure

Public holds 22 million Class A shares of
Sabre – representing 17% economic int

AMR holds 107 million Class B shares
of Sabre – representing 83% economic
interest & 98% voting interest

the spin transaction
mechanics

- Sabre intends to distribute a cash dividend of $675 million, approximately $5.20 per share, to all Sabre shareholders before the spin-off
- AMR intends to distribute a Sabre stock dividend to AMR shareholders
  - 107.3 million Sabre shares to be distributed
  - AMR shareholders will receive 0.7 shares of Sabre for each AMR share

the spin transaction

conditions

Final approval subject to positive tax

Expected completion in First Quarter

Sabre's leadership and strength

strongest in travel distribution

Largest CRS in world

- #1 market share in 3 of 4 global regio
- 38% global market share



Technology leadership

- Planet Sabre 2.0
- Best Fare Finder
- Turbo Sabre



Internet leadership

- Travelocity – #1 Travel Web Site
- Virtually There Online
- Sabre BTS
- Web Reservatio


Forward
http://

Sabre's leadership and strength

strongest in airline IT solutions



- ß Proven airline outsourcing business
- ß Unmatched portfolio of airline operations software
- ß 150 leading airlines using Sabre products
- ß Largest multi-host business in the industry

positive aspects of spin

positive results of independence

- Ability to partner
- Improved customer relationships
- Strategic flexibility
- Additional airline IT outsourcing opportunitie
- Ability to better attract and retain tech empl
- Strengthening of Sabre brand
- Increased liquidity in the equities market

contractual modifications

groundwork

- Special committee of the board established to review and approve changes
  - Comprised of independent directors
  - Focus was on reflecting independence, while improving AA customer relationship
- Contract modifications agreed in principle by both parties and documented in memorandum of understanding

contract updates

positive results

Contract Term Extensions

Market Based Pricing and Market Based Terms

Intellectual Property and Marketing Rights

term extension

business flexibility

AA has affirmed its long-term commitm to Sabre by extending certain portions of the contract

- **Real Time Services – 2 Year Extension to 2008**
- **Mid-Range Operations – 1 Year Exten to 2002**

market rates
market terms

Move entirely to market based pricing, eliminates cost plus

Enforceability of service bonuses and penalties

Provides potential for revenue and margin expansion

AA gains accountability from its supplier

marketing rights

intellectual property

Sabre receives ability to market jointly dev software, including previously restricted s

Small number of decision support professi move to AA

- **Sabre still to provide all software development work**
- **Sabre retains key people and majorit of decision support department**

AA continues to market Sabre products – BTS savings guarantee payment is elimina

financial implications

estimated costs

One-time charges related to the transaction

could exceed $10 million in first Quarter 200(

Net interest impact of financing the one-time cash dividend

$46 million, annually

summary

summary

Independence is the next crucial ste in Sabre's growth and success

Strategic goals and direction under new CEO, Bill Hannigan